UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PACIFIC INTERNET LIMITED

(Name of Issuer)

Ordinary Shares of Par Value $2.00 Per Share
(Title of Class of Securities)

Y66183-10-7
(CUSIP Number)

Terrence R. Brady
Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601
(312) 558-5699
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box, check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
VANTAGE CORPORATION LIMITED
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS OO (See Item 3)
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 3,879,373 (See Item 5)
8. SHARED VOTING POWER -
9. SOLE DISPOSITIVE POWER 3,879,373 (See Item 5)
10. SHARED DISPOSITIVE POWER -
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,879,373 (See Item 5)
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.35% (See Item 5)
14. TYPE OF REPORTING PERSON OO (See Item 3)

Item 1.                    Security and Issuer.

The Schedule 13D (the “Schedule 13D”) filed on March 6, 2006 by Vantage Corporation Limited (“Vantage”), relating to the Ordinary Shares, par value S$2.00 per share (the “Shares”), of Pacific Internet Limited, a company incorporated under the laws of the Republic of Singapore (the “Issuer”), as amended by Amendment No. 1 to the Schedule 13D filed on March 21, 2006, is hereby amended as set forth below by this Amendment No. 2. The address of the Issuer’s principal executive office is 89 Science Park Drive, #02-05/06, The Rutherford, Singapore Science Park, Singapore 118261.

Unless otherwise indicated herein, terms used and defined in the Schedule 13D shall have the respective meanings herein as are ascribed to such terms in the Schedule 13D.

Item 4.                    Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On September 8, 2006, Vantage sent a letter (the “Letter”) detailing its rationale for the proposed resolutions, enclosing a notice of requisition (the “Notice”) to the Board of Directors (the “Board”) of the Issuer, requesting the Board to convene a shareholders’ meeting to remove the directors of the Issuer, including all directors appointed by the Board on or after September 8, 2006, and to elect the directors set forth in the Notice.  Vantage is of the view that the shareholders of the Issuer should be given an opportunity to decide who they want to be directors of the Issuer.  Vantage believes that a special meeting to elect the Issuer's directors is appropriate at this time in light of the events of the last six months, in particular, MediaRing Limited’s unsuccessful tender offer for control of the Issuer.

On September 29, 2006, Vantage announced (the “Announcement”) that it is evaluating its investment in the Issuer, including the potential sale of all or a portion of its Shares, or the potential acquisition of additional Shares.  Vantage’s board of directors has not made an affirmative decision with respect to its investment, but it is seeking a mandate from its shareholders to either sell all or a portion of its Shares, or acquire additional Shares, in order to act quickly and decisively on opportunities relating to its investment.

The Letter and Notice, and the Announcement, are attached hereto as Exhibits 99.5 and 99.6 and are incorporated by reference herein.

Item 5.                    Interest in Securities of the Issuer

Item 5 is amended and supplemented by deleting paragraph (a) and replacing it with the following:

(a)           As of the close of business on October 5, 2006, Vantage beneficially owned of record 3,879,373 Shares, which constitutes 28.35% of the Shares outstanding.  The aggregate percentage of Shares reported as beneficially owned of record by Vantage in this Statement is based upon the total number of Shares outstanding as of September 29, 2006 as shown in the search conducted with the Accounting and Corporate Regulatory Authority of Singapore on September 29, 2006.

Item 7.                    Material to be Filed as Exhibits.

Exhibit 99.5.           The Letter together with the Notice of Requisition to the Board of Directors of the Pacific Internet Limited, both dated September 8, 2006.

Exhibit 99.6.           Announcement by Vantage Corporation Limited dated September 29, 2006.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 5, 2006	VANTAGE CORPORATION LIMITED

By: /s/ Tan Meng Dong James
Name: Tan Meng Dong James
Title: Chief Executive Officer and Director

EXHIBIT INDEX

Number	Exhibit

99.5	The Letter together with the Notice of Requisition to the Board of Directors of the Pacific Internet Limited, both dated September 8, 2006.

99.6	Announcement by Vantage Corporation Limited dated September 29, 2006.